SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on September 8, 2010 related to the financial statements for the period ended on June 30, 2010.

We address you pursuant to Sec. 62 of the Regulations of the Bolsa de Comercio de Buenos Aires in order to provide the following information:

1- RESULT FOR THE YEAR	30/06/10	30/06/09
	Ps.(in thousands)	Ps.(in thousands)
Ordinary	185,406	124,616
Extraordinary	—	—
Income for the year	185,406	124,616

2- Net Worth Composition

Outstanding shares	496,560	471,539
Treasury shares	5,001	30,000

Total Subscribed Capital	501,561	501,539
Comprehensive outstanding capital adjustment	164,561	156,276
Comprehensive treasury capital adjustment	1,657	9,942
Premium on shares	879,331	879,218
Appraisal write-ups	—	—
Legal Reserve	23,023	16,792
Reserve for new Projects	143,928	85,543
Retained earnings	187,683	126,893
Transitory conversion difference	66,449	36,681
Total Net Worth	1,968,193	1,812,884

Pursuant to section o) of the Regulations aforementioned, we inform that as of the fiscal year ended on June 30, 2010, the capital stock of the Company is Ps. 501,560,508 whose share structure is divided into 501,560,508 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote.

Our principal shareholder is Inversiones Financieras del Sur S.A. with 187,976,814 shares, which represent 37.48% of the issued and outstanding capital stock.-

Furthermore, we inform that as of June 30, 2010, 308,582,940 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote of the Company are not within the group of principal shareholders, which represent 61.52% of the issued and outstanding capital stock.

After the allocation of the treasury shares made on November 23, 2009 the amount of 5,000,754 shares were held in our portfolio as treasury shares as of June 30, 2010, which represented 1.00% of the subscribed capital stock of the Company.

On March 2008, we increased our share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. As a consequence of the pro rata allotment of the treasury shares among the shareholders, dated November 23, 2009, the terms and conditions of such warrants have been modified; accordingly the ratio after the allotment per option is 0.35100598, and the current price after the allotment is U$S1.5954.

The warrants are due May 22, 2015. The warrants are listed in the Bolsa de Comercio de Buenos Aires under the symbol “CREW2” and in Nasdaq under the symbol “CREW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase to 563,915,286. If holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A. would increase up to 29,572,220 common shares, representative of 38.58%., for a total interest of 217,549,034 common shares.

Below are the main results for the year:

•	Net income increased 48.8% to Ps.185.4 million.

•	Operating Income increased 172.5% to Ps. 587.0 million.

•	Operating Income from the Agribusiness Segment totaled Ps. 60.6 million, showing a strong recovery on a year-to-year basis.

•	The Argentine agribusiness segment recorded an increase in the number of tons produced per hectare, higher beef cattle prices and improved margins in the milk business.

•	We agreed to purchase the interest held in Brasilagro by one of our Brazilian partners, aiming to increase our exposure such market with a great potential for agricultural expansion.

•

We sold the Tali Sumaj farm in the Province of Catamarca, which resulted in a gain of Ps. 13.7 million during FY10 and the La Juanita farm in the Province of Buenos Aires for a price USD 18,0 million, recording a gain of Ps. 49,6 million that will be reflected in the next quarterly statements.

•

We put 5000 additional hectares into production in our farms located in Salta and Paraguay and we seek to increase their pace of development together with the transformation of the “La Esmeralda” farm in the Province of Santa Fe.

•	IRSA’s real estate segments continue to be robust, recording consolidated Operating Income of Ps. 526.4 million, 90% higher than that of the previous year

•	IRSA aims to exercise an option granted for the purchase of Alto Palermo’s stake held by Parque Arauco.

The board of directors continues analyzing the proposal of allocation of the period results, dividend distribution and remuneration, which will be informed immediately after determined.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 8, 2010.